

Mail Stop 3030

September 30, 2016

Via E-mail
Jeffrey S. Bornstein
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

      Re: **General Electric Company**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              File No. 001-00035

Dear Mr. Bornstein:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Amanda Ravitz

                    Amanda Ravitz
                    Assistant Director
                    Office of Electronics and Machinery